Harvest Energy Trust - News Release
(HTE.UN - TSX; HTE - NYSE)

HARVEST ENERGY TRUST CONFIRMS FILING OF ANNUAL INFORMATION FORM

Calgary, March 30, 2006 (TSX: HTE.UN) - Harvest Energy Trust ("Harvest" or "the Trust") announces that it has filed its Annual Information Form (AIF) for the year ended December 31, 2005 with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval (SEDAR) in Canada, and has filed it as an exhibit to Harvest's annual report on Form 40-F for the year ended December 31, 2005, which was filed on the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system in the United States. The AIF contains the statement and reports relating to reserves data and other oil and natural gas information required pursuant to the Canadian Securities Administrators' National Instrument 51-101 for both Harvest and Viking Energy Royalty Trust. An electronic copy of the AIF may be obtained on Harvest's SEDAR profile at www.sedar.com or on the Harvest website at www.harvestenergy.ca. A copy of the Form 40-F may be found on the Trust's EDGAR profile at www.sec.gov/edgar.shtml.

Harvest is one of Canada's largest conventional oil and natural gas royalty trusts. We are actively managed and strive to maintain or increase cash flow per unit through our strategy of acquiring, enhancing, and producing crude oil, natural gas and natural gas liquids. Distributions to unitholders are based on funds flow from operations, which are generated by the production and enhancement of properties within our five key areas across Western Canada. Harvest trust units trade on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE". Please visit our website for further information and a recent corporate presentation.

Investor & Media Contacts:
John Zahary President & CEO	Robert Fotheringham Vice President, Finance & CFO
Cindy Gray Investor Relations Advisor

Corporate Head Office:
Harvest Energy Trust
2100, 330 - 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca